

February 23, 2011

Ms. Pamela Thompson
Chief Financial Officer
Consolidation Services, Inc.
2300 W. Sahara Avenue, Suite 800
Las Vegas, NV   89102

> **Re:** **Consolidation Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 333-142105**

Dear Ms. Thompson:

We have reviewed your response letter dated February 11, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2010

Note 8 – Acquisitions, page 13

1. We note your response to our prior comment one.   Until you file audited financial statements as required under Rule 3-05 of Regulation S-X or receive approval from the Office of the Chief Accountant for the Division of Corporation Finance for your substitution of statements of revenues and expenses for the financial statements required pursuant to Rule 3-05 of Regulation S-X, your ability to conduct public offerings of your securities may be restricted. In addition, you may not be permitted to make offerings under Rule 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. Please acknowledge to us that you understand the effects of your failure to file the required financial statements.

2. We note your response to prior comment two and reiterate our comment. Please explain and address in your response how you apply the guidance under FASB ASC 820-10-35 to support your valuation of the assets acquired.

3. We note your Exhibit A to your response where the equipment appraiser states "Due to the current nature of the acquisition on April 1, 2010 in our opinion the appraisals materially reflects fair value of the assets." The basis of this statement is not clear given the appraisal clearly states "[t]he value indicated in this appraisal is not the true market value as of today. The value determined in this report is the value of the said equipment at time of purchase." Please explain how the use of original purchase cost is a valuation technique consistent with the approaches used to measure fair value pursuant to the guidance in FASB ASC 820.

You may contact Donna Di Silvio, Staff Accountant at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551- 3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief